Exhibit 99.1

CADELER A/S: Notification of major holdings

Copenhagen, December 22, 2023: Cadeler A/S (OSE: CADLR, NYSE: CDLR) (“Cadeler”) hereby announces that it has received the following major shareholder notification pursuant to Section 38 of the Danish Capital Markets Act and section 55 of the Danish Companies Act, respectively, regarding direct and indirect holdings of shares in Cadeler.

Scorpio Holdings Limited’s shareholding in Cadeler has changed as a consequence of the share exchange of shares of common stock of Eneti Inc. (NYSE: NETI) into American depositary shares, each representing four (4) underlying shares of Cadeler, in connection with the share exchange offer.

Following completion and settlement of the share exchange offer, Scorpio Holdings Limited’s total shareholding in Cadeler amounts to 37,649,180 shares with a nominal value of DKK 1 per share, all held in the form of American depositary shares, corresponding to 12.09% of the total share capital and voting rights of Cadeler. Hereof, 9.07% of the total share capital and voting rights of Cadeler are held directly by Scorpio Holdings Limited, and the remaining are held indirectly through Scorpio Services Holding Limited, a subsidiary of Scorpio Holdings Limited.

Scorpio Holdings Limited is a limited liability company organised under the laws of the Republic of the Marshall Islands under the registration number 99226 with its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH 96960. Scorpio Holdings Limited is ultimately controlled by Annalisa Lolli-Ghetti.

Scorpio Services Holding Limited is a limited liability company organised under the laws of the Republic of the Marshall Islands under the registration number 52777 with its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH 96960.

For further information, please contact:

Point of contact for investors:

Mikkel Gleerup, CEO

+45 3246 3102

mikkel.gleerup@cadeler.com

Point of contact for media:

Karen Roiy, Head of Marketing & Communication

+45 6020 8706

karen.roiy@cadeler.com

About Cadeler A/S:

Cadeler A/S is a key supplier within the offshore wind industry for installation services and marine and engineering operations with a strong focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver premium services to the industry. Cadeler facilitates the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (OSE: CADLR) and the New York Stock Exchange (NYSE: CDLR).

Visit www.cadeler.com for more information.